UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                              LIDAK Pharmaceuticals

                                (Name of Issuer)

                  Class A Common Stock and Class B Common Stock

                         (Title of Class of Securities)

                                    531707107
                  ---------------------------------------------
                                 (CUSIP Number)

                                   -----------
                            Dennis J. Doucette, Esq.
                             Steven J. Davis, Esq.
                     Luce, Forward, Hamilton & Scripps LLP
                          600 West Broadway, Ste. 2600
                          San Diego, California 92101
                                 (619) 236-1414

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 3, 1998
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. __


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 531707107
--------------------------------------------


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David H. Katz, M.D.
          SS# ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) __
                                                                       (b)  x


   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          Not applicable

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       __

          Not applicable.

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                                  7      SOLE VOTING POWER
                                         Class A Common Stock: 3,229,196
          NUMBER OF                      Class B Common Stock:   385,000
           SHARES
        BENEFICIALLY              8      SHARED VOTING POWER
          OWNED BY                       -0-
            EACH
          REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                        Class A Common Stock: 3,229,196
            WITH                         Class B Common Stock:   385,000

                                 10      SHARED DISPOSITIVE POWER
                                         -0-

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,229,196
          Class B Common Stock:    385,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            __

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Class A Common Stock:  7.6%
          Class B Common Stock:  88.7%

   14     TYPE OF REPORTING PERSON
          IN

                                  SCHEDULE 13D
                                       FOR
                               DAVID H. KATZ, M.D.

          This Amendment No. 2 amends and supplements the statement on Schedule 13D dated January 16, 1998, filed on behalf of David H. Katz, M.D., Amendment No. 1 of the Schedule 13D dated March 16, 1998 filed on behalf of HealthMed, Inc. ("HealthMed"), Mitchell J. Stein, David H. Katz, M.D., Wallace O. Raubenheimer and George Rutland, and Amendment No. 1 dated March 30, 1998 filed on behalf of David H. Katz, M.D., and relating to the Class A Common Stock and Class B Common Stock issued by Lidak Pharmaceuticals ("LIDAK"), a California corporation.

Item 1. Security and Issuer.

         Securities: Class A common stock, no par value ("Class A Common Stock")
                     Class B common stock, no par value ("Class B Common Stock")

         Issuer:           LIDAK Pharmaceuticals
                           11077 N. Torrey Pines Road
                           La Jolla, California 92037

Item 2.  Identity and Background.  This Schedule 13D is filed on behalf of
                                   David H. Katz, M.D.

         a. Name: David H. Katz, M.D.

         b. Business Address: 1775 La Jolla Rancho Road, La Jolla, California 92037.

         c. Dr. Katz is a director of LIDAK.

         d. During the last five years, Dr. Katz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Dr. Katz has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizenship: Dr. Katz is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         On August 27, 1998, David Katz, Lee Katz (the "Katz Parties") on the one hand, and Mitchell J. Stein, HealthMed, Inc. ("HealthMed"), National Trust

Properties, and the Trammel Trust (the "HealthMed Parties") on the other hand, entered into a Settlement Agreement and Rescission (the "Settlement Agreement and Rescission") whereby the Katz Parties and the HealthMed Parties agreed to settle certain litigation between them relating to the Stock Purchase Agreement (the "Katz Stock Purchase Agreement"), the Purchase Rights Agreement (the "Katz Purchase Rights Agreement"), the Voting Trust agreement (the "Katz Voting Trust Agreement") and the Promissory Note (the "Katz Promissory Note") (collectively, the "Agreements") entered into between David Katz and HealthMed on January 12, 1998. Pursuant to the terms of the Settlement and Rescission Agreement and the accompanying Judgment of Rescission and Dismissal ordered by the United States District Court on August 28, 1998 and the request for dismissal with prejudice filed by the parties with the Superior Court of San Diego on August 31, 1998 relating to the litigation, the Agreements have been rescinded in their entirety and the Katz Parties and the HealthMed Parties have been restored to their status quo ante with respect to all rights, privileges, interests, obligations and preferences with respect to the subject matter of the Agreements, including, but not limited to, all rights, privileges and preferences with respect to the shares of Class A Common Stock and Class B Common Stock of Lidak. As part of a separate agreement, the HealthMed Parties acquired 65,000 shares of Class A Common Stock from the Katz Parties.

         a. Not applicable.

         b. Not applicable.

         c. Not applicable.

         d. Not applicable.

         e. Not applicable.

         f. Not applicable.

         g. Not applicable.

         h. Not applicable.

         i. Not applicable.

         j. Not applicable.

Item 5.  Interest in Securities of the Issuer.

         a. Dr. Katz is the beneficial owner of 3,229,196 shares of Class A Common Stock and 385,000 shares of Class B Common Stock. Dr. Katz may therefore by deemed to beneficially own 7.6% of the Class A Common Stock outstanding and 88.7% of the Class B Common Stock outstanding. Pursuant to the Articles of Incorporation of LIDAK, each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to five votes upon any and all matters submitted to the shareholders of LIDAK for a vote.

         The calculation of the percentage of shares beneficially owned as of the date hereof is based on LIDAK's Form 10-Q for the quarter ended June 30,1998 in which LIDAK reported there were 39,814,017 shares of Class A Common Stock outstanding and 49,000 shares of Class B Common Stock outstanding as of August 13, 1998. The calculation gives effect to (i) Dr. Katz's exercise of his stock options (the "Options") which grant to him the right to purchase 1,867,000 shares of Class A Common Stock, (ii) Dr. Katz's exercise of his options on June 1, 1998 to purchase 375,000 shares of Class B Common Stock, for which Dr. Katz has has yet to receive Class B shares, (iii) Dr. Katz's exercise of his Class D Warrants to purchase 386,190 shares of Class A Common Stock, (iv) Dr. Katz's wife's exercise of options to purchase 10,000 shares of Class B Common Stock, and (v) Dr. Katz's wife's exercise of options to purchase 46,903 shares of Class A Common Stock, and results, for purposes of calculating the percent of class beneficially owned by Dr. Katz in there being 41,124,110 shares of Class A Common Stock issued and outstanding and 434,000 shares of Class B Common Stock issued and outstanding. The Options are exercisable within 60 days. The 1,867,000 shares of Class A Common Stock underlying the Options are therefore beneficially owned by Dr. Katz.

         b. Dr. Katz has the sole power to vote and dispose of 3,182,293 shares of Class A Common Stock and 375,000 shares of Class B Common Stock. Dr. Katz's wife has the sole power to vote and dispose of 46,903 shares of Class A Common Stock and 10,000 shares of Class B Common Stock.

         c. Not applicable.

         d. Not applicable.

         e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         The discussion herein regarding the (i) Katz Stock Purchase  Agreement,
(ii) Katz Purchase Rights Agreement, (iii) Katz Voting Trust Agreement, (iv) Katz Promissory Note, and (v) Settlement Agreement and Rescission is hereby incorporated into this Item 6.

Item 7.  Material to be Filed as Exhibits.

         The following are incorporated by reference from the Schedule 13D filed on behalf of Dr. Katz on January 16, 1998:

         Exhibit 4.1:         Katz Stock Purchase Agreement
         Exhibit 4.2:         Katz Purchase Rights Agreement
         Exhibit 9.1:         Katz Voting Trust Agreement
         Exhibit 10.1:        Katz Promissory Note

         The following are attached hereto as exhibits:

         Exhibit 10.2:         Settlement Agreement and Rescission

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 3, 1998


                                            /s/ David H. Katz
                                            -----------------------------------
                                            David H. Katz, M.D.

                       SETTLEMENT AGREEMENT AND RESCISSION

                  The parties to this Settlement Agreement and Rescission ("Agreement") are the following:

                  1. HealthMed Inc. ("HMI"), the named plaintiff in an action pending in United States District Court (Central District), Case No. CV-98-3674-CM(BQRx), and a named defendant and cross-complainant in San Diego Superior Court Case No. 719747;

                  2. David Katz and Lee Katz, the named plaintiffs and cross-defendants in an action pending in San Diego Superior Court, Case No.
719747;

                  3. National Trust Properties,  the Trammel Trust, and Mitchell
J. Stein, the named defendants in an action pending in San Diego Superior Court, Case No. 719747;

                  4. HealthMed Inc, National Trust Properties, the Trammel Trust, and Mitchell J. Stein, shall all hereinafter be referred to collectively as the "HMI Parties"; and

                  5. David Katz and Lee Katz shall all hereinafter be referred to collectively as the "Katz Parties."

                  6. The following persons and entities are not parties to this Agreement and are not third party beneficiaries to this Agreement: Medical

Biology Institute, Cynthia Thornton, Christopher McKellar, the attorneys of record of the above referenced actions and their retained experts and staff.

                  WHEREAS, it is the desire of the parties to this Agreement to settle, once and forever, all disputes which have arisen between them.

                  NOW, THEREFORE, for and in consideration of the mutual promises and undertakings herein set forth, the parties agree as follows:

                  7. The Katz Parties shall file a dismissal with prejudice, regarding all HMI Parties, in all actions now pending in any court, including, but not limited to Federal Case Nos. CV-98-3674-CM(BQRx) and Superior Court Case No. 719747;

                  8. The HMI Parties shall file a dismissal with prejudice, regarding all Katz Parties, in all actions now pending in any court, including, but not limited to Federal Case Nos. CV-98-3674-CM(BQRx) and Superior Court Case No. 719747;

                  9. The Katz Parties shall be relieved of any obligation to pay any sanction, or to comply with any discovery order, in Federal Case No. CV-98-3674-CM(BQRx) and Superior Court Case No. 719747;

                  10. The HMI Parties, through their counsel of record, shall immediately inform the Superior Court and the Federal Court, by formal written notice, that all pending motions, wherein relief is being sought against the Katz Parties, in Federal Case No. CV-98-3674-CM(BQRx) and Superior Court Case No. 719747, are hereby withdrawn. The HMI Parties shall provide the Katz Parties with a copy of the formal written notice when filed.

                  11. David Katz, Lee Katz, and HealthMed Inc. will execute and file a stipulation with the United States District Court, Case No. CV-98-3674-CM(BQRx), providing for the rescission of the various agreements between the Katz Parties and HealthMed Inc., including, but not limited to, the Stock Purchase Agreement, the Purchase Rights Agreement, the Voting Trust Agreement and the Promissory Note. (Collectively the "Agreements"). David Katz, Lee Katz, and HealthMed Inc. agree and stipulate that this rescission shall confirm all rights to David Katz and Lee Katz, appertaining to the Lidak Shares that they held prior to entry into the Agreements with HealthMed Inc., including, but not limited to, all rights, privileges, and preferences of David Katz and Lee Katz as holders of class "B" Lidak shares. Said stipulation is attached hereto as Exhibit A.

                  12. The HMI Parties shall execute all documents necessary to confirm the Katz Parties' ownership in the Lidak Shares subject to rescission, including derivative shares, and the HMI Parties shall cooperate in communicating with brokers, the Securities and Exchange Commission, Lidak

Pharmaceuticals, and all other persons for the purposes of insuring the transfer of said Lidak Shares into the name, account, and control of the Katz Parties.

                  13. Each party, i.e. the Katz Parties and the HMI Parties, agree that they are relieved of all restrictions, orders, and prohibitions arising from the various preliminary injunctions issued by the San Diego Superior Court, and, accordingly, the Katz Parties and the HMI Parties are free to dispose of their respective interest in Lidak Shares, under the terms of the global settlement, in any manner they see fit.

                  14. Each party, i.e. the Katz Parties and the HMI Parties, does hereby release, acquit and forever discharge each other party, their successors, predecessors, subsidiaries, affiliates, parents, shareholders, partners, employees, agents, officers, directors, biologic relatives (including children), spouses, and insurers from any and all claims, expenses, debts, demands, costs, contracts, liabilities, obligations, actions and causes of action of every nature, under any theory of law, whether common, constitutional, statutory or other of any jurisdiction, foreign or domestic, whether known or unknown, whether in law or in equity, which they have or had or may claim to have against any of them by reason of any and all matters from the beginning of time to the present, except that this release shall in no way benefit or release such claims against the Medical Biology Institute, Cynthia Thornton, Christopher McKellar, the attorneys of record of the above referenced actions and their retained experts and staff.

                  15.  Each party  expressly  waives  any and all  rights  under
Section 1542 of the Civil Code of the State of California, and any like provision or principal of common law in any foreign jurisdiction. Section 1542 provides as follows:

                  "A general release does not extend to claims which the creditor does not know or suspect to exist in her favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." Thus, notwithstanding the provisions of Section 1542, and for the purpose of implementing a full and complete release and discharge of all parties to this Agreement and others released herein, each party expressly acknowledges that this Agreement is intended to include in its effect, without limitation, claims and causes of action which he or she does not know or suspect to exist in their favor at the time of execution hereof, and that this Agreement contemplates extinguishment of all such claims and causes of action.

                  16. This Agreement, and any other agreement executed between the parties as a part of this global settlement, shall be and constitutes full, complete, unconditional and immediate substitution for any and all rights, claims, demands and causes of actions whatsoever which heretofore existed or might have existed on behalf of the Katz Parties and the HMI Parties against each other.
                  17. All parties to this Agreement warrant and represent that they have not assigned or in any way conveyed, transferred or encumbered all or any portion of the claims or rights covered by this Agreement.

                  18. This Agreement effects the settlement of any disputes between the parties which are denied and contested, and nothing contained herein should be construed as an admission by any party of any liability of any kind with respect thereto. All such liability is expressly denied.

                  19. All parties to this Agreement have carefully read and fully understand all of the provisions of this Agreement, have consulted with any representative with whom they desire to do so, and represent that they are entering into this Agreement voluntarily.

                  20. This Agreement, and its terms, are confidential and shall not be disclosed by the Katz Parties or the HMI Parties to any third party, without a valid subpoena or court order, except that, the terms of this Agreement may be disclosed to the legal counsel representing the parties hereto and may be disclosed as necessary or required in connection with filings with Securities & Exchange Commission.

                  21. This Agreement shall be construed in accordance with, and governed by, the laws of the State of California.

                  22. This Agreement is the only, sole, entire and complete agreement of the parties relating in any way to the subject matter hereof, except that, the parties will be concurrently executing another writing reflecting other terms of their global settlement. No statements, promises or representations have been made by any party to any other, or relied upon, and no consideration has been offered, promised, expected or held out other than as may be expressly provided herein, or in other agreements executed concurrently. The parties to this Agreement promise never to assert that this Agreement was induced by fraud, deceit, or that it resulted from negligent misrepresentation, mistake or duress. The parties to this Agreement waive all such claims.

                  23. In the event that any provision of this Agreement shall be held to be void, voidable or unenforceable, the remaining portions hereof shall remain in full force and effect.

                  24. This Agreement may be executed and delivered in two or more counterparts, each of which when so executed and delivered shall be the original, but such counterparts together shall constitute but one and the same instrument. This agreement shall be fully enforceable and binding if executed by facsimile, and facsimile said signatures shall be sufficient to enforce this agreement in any judicial proceeding.

                  25. The parties consent to the court in this matter retaining jurisdiction over the parties for the limited purpose of enforcing this Agreement, and, the parties agree and consent to entry of a judgment on this Agreement if any party defaults on his or its obligations under this settlement.

                  IN WITNESS WHEREOF, the parties have executed this instrument on the dates indicated below.

DATED:______________                         _____________________________
                                             David Katz

DATED:______________                         _____________________________
                                             Lee Katz

DATED:______________                         _____________________________
                                             Mitchell J. Stein

DATED:______________                         _____________________________
                                             HealthMed Inc.

DATED:______________                         _____________________________
                                             National Trust Properties

DATED:______________                         _____________________________
                                             Trammel Trust